FORM 6-K
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of April, 1998

                           TLC The Laser Center, Inc.
                          (Commission File No. 0-29302)

      5600 Explorer Drive, Suite 301, Mississauga, Ontario, Canada L4W 4Y2
                    (Address of principal executive offices)

      [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.] Form 20-F |_| Form 40-F |X|

      [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes |_| No |X|

Exhibits Attached:

1. Quarterly Report to Shareholders dated April 9, 1998.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   TLC The Laser Center Inc.

      Date:  April 29, 1998                        By:  Ronald J. Kelly
                                                        ----------------------
                                                        Ronald J. Kelly,
                                                        Deputy General Counsel